FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on June 19, 2006

STEALTHGAS, INC. ANNOUNCES

AGREEMENT TO ACQUIRE AN ADDITIONAL LPG CARRIER EXPANDING ITS FLEET TO 28 VESSELS

STEALTHGAS Takes Delivery of its 27th Vessel and

Renews Time Charter for “Gas Sincerity”

Captain David Stockley Joins Stealth Maritime Corp as Chief Operating Officer

ATHENS, GREECE, June 19, 2006. STEALTHGAS INC. (NASDAQ: GASS) made today several announcements as follows:

Fleet Developments:

STEATHGAS INC. announced today that it has entered into an agreement to acquire its 28th LPG carrier, the M/V “Batangas”, for consideration of USD 9.4 million with expected delivery in early July 2006. “Batangas” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 3,300 cubic meters (cbm). Upon delivery, it will be immediately deployed under a bareboat charter to a major gas trader at a rate of USD 106,000 per calendar month until July 2008.

CEO Harry Vafias commented: “With this acquisition we have achieved our initial target of tripling our fleet since our IPO to 28 vessels by the second half of 2006. When we became public in October 2005, we had a fleet of nine vessels and within a period of less than nine months we have acquired 19 vessels in total, solidifying our ranking as number one in owned vessels in the 3,000 to 8,000 cbm segment that is the area of our strategic focus, with a near 10% market share.

Since our IPO, we have continued with the consistent implementation of our strategy of fleet expansion, maintaining moderate leverage, securing a visible revenue stream, having cost efficient operations and paying stable dividends to our shareholders. Additionally, taking this new vessel acquisition into consideration, 78% of our fleet is already under period employment for the whole of 2006 and 42% for 2007.”

Furthermore, STEALTHGAS INC. announced that on June 15, 2006 it took delivery of the “Gas Nemesis”, a vessel it had previously agreed to acquire. The “Gas Nemesis” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 5,016 cubic meters (cbm) and upon its delivery was deployed under an existing time charter to a major oil company at the rate of USD 201,500 per calendar month until December 2006. Thereafter the “Gas Nemesis” will be chartered for a further one year period at a minimum rate of $200,000 pcm and a maximum rate of $260,000 pcm the rate to be fixed one month prior to the expiry of the current time charter.

New Time Charter Agreements:

STEALTHGAS INC. announced that it has renewed the existing time charter for the "Gas Sincerity" for a further 12 months at the rate of USD 245,000 per calendar month until July 2007. The "Gas Sincerity" is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 2000 with a capacity of 4,123 cubic meters (cbm) and is chartered to a major oil company.

Captain David Stockley joins Stealth Maritime Corp:

Effective as of June 8, 2006, Captain David Stockley has been appointed Chief Operating Officer of Stealth Maritime Corp. S.A. an affiliate which provides technical and management services to STEALTHGAS INC. Captain Stockley comes to Stealth Maritime from General Maritime Management part of General Maritime Corporation Inc. where for the past three years he was Operations Director and was responsible for the company’s fleet of Tankers and OBO’s.  Prior to this, Captain Stockley has had extensive Shore Operations, Safety, Insurance and Commercial Management experience with companies such as the Stena Group and Tankship Transport .  Earlier in his career he sailed as a Master on various vessels from 30,000 to 500,000 dwt.

This appointment enables Stealth Maritime to enhance its own expertise with its management and at the same time to improve the monitoring of the performance of the outsourced managers as measured against its own capabilities.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	365,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	May -07	300,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis(7)	5,016	F.P.	1995	Jun-06	Time Charter	Dec-06	201,500
Lyne (3)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Sir Ivor (4)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Aug-06	199,000
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Aug-06	395,000
Gas Prophet	3,556	F.P.	1996	Oct-04	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec-04	Spot	N/A	N/A
Gas Czar(5)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(6)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-06	184,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	N/A	N/A
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-06	219,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
Subtotal –	117,225
27 vessels	cbm
ADDITIONAL VESSELS (with expected delivery date)
Batangas	3,300	F.P.	1995	Jul-06	Bareboat	Jul-08	106,000
Subtotal –	3,300
1 vessel
FLEET TOTAL	120,525 cbm
28 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at the rate of USD 365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at the rate of USD 355,000.

•

(3) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717. Sir Ivor will be acquired for a purchase price of USD 15.7 million and not for USD 16.7 million as previously announced.

•

(5) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(6) Gas Fortune is employed until December 2006 at the rate of USD 184,000 per month. Thereafter at charterer’s option it can be employed for a further one year period at the rate of  USD 205,000 per month.

•

(7) The Gas Nemesis is chartered at USD 201,500 till December 2006 and thereafter she will be chartered for a further year at a minimum rate of USD 200,000 pcm and a maximum rate of USD 260,000 pcm for the year. This will be set one month prior to the conclusion of the existing charter.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 27 LPG carriers, and has agreed to acquire one additional LPG carrier.  Once the acquisition is completed, STEALTHGAS INC's fleet will be composed of 28 LPG carriers with a total capacity of 120,525 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  June 19, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing